CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	2,486	1,319
Accounts receivable	1,072	1,036
Income taxes receivable	175	186
Inventories	1,337	1,558
Prepaid expenses	131	135
Restricted cash (note 4)	92	84
	5,293	4,318
Assets held for sale (note 6)	245	—
	5,538	4,318
Restricted cash (note 4)	90	72
Exploration and evaluation assets (note 5)	1,217	1,066
Property, plant and equipment, net (note 6)	23,031	24,593
Goodwill	633	679
Investment in joint ventures (note 7)	1,231	1,128
Long-term income taxes receivable	232	232
Other assets	185	172
Total Assets	32,157	32,260
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,322	2,226
Short-term debt (note 8)	200	200
Long-term debt due within one year (note 8)	—	403
Contribution payable due within one year	72	146
Asset retirement obligations (note 9)	238	218
	2,832	3,193
Liabilities directly associated with assets held for sale (note 9)	209	—
	3,041	3,193
Long-term debt (note 8)	5,236	4,736
Other long-term liabilities (note 10)	1,201	1,020
Asset retirement obligations (note 9)	2,293	2,573
Deferred tax liabilities	3,058	3,111
Total Liabilities	14,829	14,633
Shareholders’ equity
Contributed surplus	2	—
Common shares (note 11)	7,293	7,296
Preferred shares (note 11)	874	874
Retained earnings	8,547	8,457
Accumulated other comprehensive income	601	989
Non-controlling interest	11	11
Total Shareholders’ Equity	17,328	17,627
Total Liabilities and Shareholders’ Equity	32,157	32,260
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2017	2016	2017	2016
Gross revenues	4,717	3,515	13,381	9,438
Royalties	(71)	(56)	(266)	(200)
Marketing and other	(4)	5	31	(79)
Revenues, net of royalties	4,642	3,464	13,146	9,159
Expenses
Purchases of crude oil and products	2,884	2,113	8,119	5,223
Production, operating and transportation expenses (note 12)	657	663	2,016	2,024
Selling, general and administrative expenses (note 12)	142	106	418	369
Depletion, depreciation, amortization and impairment (note 6)	673	638	2,235	2,057
Exploration and evaluation expenses	31	17	108	110
Gain on sale of assets	(2)	(1,680)	(33)	(1,582)
Other – net	25	(10)	(31)	(54)
	4,410	1,847	12,832	8,147
Earnings from operating activities	232	1,617	314	1,012
Share of equity investment gain (loss)	12	(21)	60	(23)
Financial items (note 13)
Net foreign exchange gain (loss)	2	1	(11)	5
Finance income	11	5	26	10
Finance expenses	(97)	(98)	(293)	(301)
	(84)	(92)	(278)	(286)
Earnings before income taxes	160	1,504	96	703
Provisions for (recovery of) income taxes
Current	(28)	15	(19)	(17)
Deferred	52	99	1	(16)
	24	114	(18)	(33)
Net earnings	136	1,390	114	736
Earnings per share (note 11)
Basic	0.13	1.37	0.09	0.71
Diluted	0.13	1.37	0.08	0.70
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,005.2	1,005.5	1,005.4	1,004.7
Diluted (millions)	1,005.2	1,005.5	1,005.4	1,004.7
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2017	2016	2017	2016
Net earnings	136	1,390	114	736
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial loss on pension plans (note 16)	(3)	—	(3)	—
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 15)	—	(1)	(2)	(2)
Equity investment - share of other comprehensive income	3	—	4	—
Exchange differences on translation of foreign operations	(338)	68	(635)	(453)
Hedge of net investment (note 15)	130	(29)	245	199
Other comprehensive income (loss)	(208)	38	(391)	(256)
Comprehensive income (loss)	(72)	1,428	(277)	480
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI (1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2015	7,000	874	—	7,589	1,103	20	—	16,586
Net earnings	—	—	—	736	—	—	—	736
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (Note 15)	—	—	—	—	—	(2)	—	(2)
Exchange differences on translation of foreign operations (net of tax of $70 million)	—	—	—	—	(453)	—	—	(453)
Hedge of net investment (net of tax of $31 million) (note 15)	—	—	—	—	199	—	—	199
Total comprehensive income (loss)	—	—	—	736	(254)	(2)	—	480
Transactions with owners recognized directly in equity:
Stock dividends paid	296	—	—	—	—	—	—	296
Dividends declared on preferred shares (note 11)	—	—	—	(27)	—	—	—	(27)
Non-controlling interest	—	—	—	—	—	—	11	11
Balance as at September 30, 2016	7,296	874	—	8,298	849	18	11	17,346

Balance as at December 31, 2016	7,296	874	—	8,457	969	20	11	17,627
Net earnings	—	—	—	114	—	—	—	114
Other comprehensive income (loss)			—
Actuarial loss on pension plans (net of tax of $1 million) (note 16)	—	—	—	(3)	—	—	—	(3)
Derivatives designated as cash flow hedges (net of tax less than $1 million) (note 15)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	4	—	4
Exchange differences on translation of foreign operations (net of tax of $89 million)	—	—	—	—	(635)	—	—	(635)
Hedge of net investment (net of tax of $39 million) (note 15)	—	—	—	—	245	—	—	245
Total comprehensive income (loss)	—	—	—	111	(390)	2	—	(277)
Transactions with owners recognized directly in equity:
Dividends declared on preferred shares (note 11)	—	—	—	(26)	—	—	—	(26)
Share cancellation (note 11)	(3)	—	2	5	—	—	—	4
Balance as at September 30, 2017	7,293	874	2	8,547	579	22	11	17,328

(1)	Accumulated other comprehensive income (loss).
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2017	2016	2017	2016
Operating activities
Net earnings	136	1,390	114	736
Items not affecting cash:
Accretion (note 9, 13)	27	29	84	96
Depletion, depreciation, amortization and impairment (note 6)	673	638	2,235	2,057
Exploration and evaluation expenses (note 5)	1	—	6	30
Deferred income taxes	52	99	1	(16)
Foreign exchange loss (gain)	(3)	12	(5)	25
Stock-based compensation (note 11, 12)	11	5	20	30
Gain on sale of assets	(2)	(1,680)	(33)	(1,582)
Unrealized mark to market loss (gain) (note 15)	31	(28)	(1)	12
Share of equity investment loss (gain)	(12)	21	(60)	23
Other	9	(2)	8	(5)
Settlement of asset retirement obligations (note 9)	(23)	(11)	(91)	(56)
Deferred revenue	(9)	146	(11)	186
Change in non-cash working capital (note 14)	3	124	61	(209)
Cash flow – operating activities	894	743	2,328	1,327
Financing activities
Long-term debt issuance (note 8)	—	520	750	6,181
Long-term debt repayment (note 8)	(365)	(720)	(365)	(6,680)
Short-term debt issuance (note 8)	—	(660)	—	(520)
Debt issue costs (note 8)	1	—	(6)	—
Dividends on preferred shares (note 11)	—	(8)	(26)	(27)
Other	(3)	(2)	13	14
Change in non-cash working capital (note 14)	(11)	3	(29)	(48)
Cash flow – financing activities	(378)	(867)	337	(1,080)
Investing activities
Capital expenditures	(511)	(309)	(1,475)	(1,314)
Proceeds from asset sales	2	1,996	126	2,906
Contribution payable payment	(26)	(57)	(68)	(169)
Other	(27)	(56)	(85)	(78)
Change in non-cash working capital (note 14)	86	(90)	83	(286)
Cash flow – investing activities	(476)	1,484	(1,419)	1,059
Increase in cash and cash equivalents	40	1,360	1,246	1,306
Effect of exchange rates on cash and cash equivalents	(54)	—	(79)	4
Cash and cash equivalents at beginning of period	2,500	20	1,319	70
Cash and cash equivalents at end of period	2,486	1,380	2,486	1,380
Supplementary Cash Flow Information
Net interest (paid)	(78)	(63)	(239)	(242)
Income taxes received (paid)	122	(47)	35	9
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and NGLs (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, NGLs, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore east coast of Canada (Atlantic) and offshore China and offshore Indonesia (Asia Pacific).
Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (Upgrading), refining crude oil in Canada, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products). It also includes refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Gross revenues	1,157	941	513	275	1,670	1,216	377	334	802	678	2,292	1,642	3,471	2,654	(424)	(355)	4,717	3,515
Royalties	(71)	(56)	—	—	(71)	(56)	—	—	—	—	—	—	—	—	—	—	(71)	(56)
Marketing and other	—	—	(4)	5	(4)	5	—	—	—	—	—	—	—	—	—	—	(4)	5
Revenues, net of royalties	1,086	885	509	280	1,595	1,165	377	334	802	678	2,292	1,642	3,471	2,654	(424)	(355)	4,642	3,464
Expenses
Purchases of crude oil and products	—	6	495	273	495	279	287	225	650	516	1,876	1,448	2,813	2,189	(424)	(355)	2,884	2,113
Production, operating and transportation expenses	413	429	1	2	414	431	45	43	63	62	135	127	243	232	—	—	657	663
Selling, general and administrative expenses	63	57	1	1	64	58	1	—	12	6	4	3	17	9	61	39	142	106
Depletion, depreciation, amortization and impairment	514	474	1	1	515	475	31	27	27	26	82	88	140	141	18	22	673	638
Exploration and evaluation expenses	31	17	—	—	31	17	—	—	—	—	—	—	—	—	—	—	31	17
Loss (gain) on sale of assets	3	(236)	—	(1,442)	3	(1,678)	—	—	(5)	(2)	—	—	(5)	(2)	—	—	(2)	(1,680)
Other – net	(7)	18	10	(3)	3	15	—	—	—	(8)	10	—	10	(8)	12	(17)	25	(10)
	1,017	765	508	(1,168)	1,525	(403)	364	295	747	600	2,107	1,666	3,218	2,561	(333)	(311)	4,410	1,847
Earnings (loss) from operating activities	69	120	1	1,448	70	1,568	13	39	55	78	185	(24)	253	93	(91)	(44)	232	1,617
Share of equity investment gain (loss)	(1)	(1)	13	(20)	12	(21)	—	—	—	—	—	—	—	—	—	—	12	(21)
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	1	2	1
Finance income	2	3	—	—	2	3	—	—	—	—	—	—	—	—	9	2	11	5
Finance expenses	(31)	(35)	—	—	(31)	(35)	(1)	(1)	(3)	(2)	(4)	—	(8)	(3)	(58)	(60)	(97)	(98)
	(29)	(32)	—	—	(29)	(32)	(1)	(1)	(3)	(2)	(4)	—	(8)	(3)	(47)	(57)	(84)	(92)
Earnings (loss) before income taxes	39	87	14	1,428	53	1,515	12	38	52	76	181	(24)	245	90	(138)	(101)	160	1,504
Provisions for (recovery of) income taxes
Current	(25)	(9)	—	—	(25)	(9)	12	—	11	—	5	—	28	—	(31)	24	(28)	15
Deferred	36	33	4	122	40	155	(9)	11	3	21	62	(8)	56	24	(44)	(80)	52	99
	11	24	4	122	15	146	3	11	14	21	67	(8)	84	24	(75)	(56)	24	114
Net earnings (loss)	28	63	10	1,306	38	1,369	9	27	38	55	114	(16)	161	66	(63)	(45)	136	1,390
Intersegment revenues	351	276	—	—	351	276	48	43	25	36	—	—	73	79	—	—	424	355
Expenditures on exploration and evaluation assets(3)	31	5	—	—	31	5	—	—	—	—	—	—	—	—	—	—	31	5
Expenditures on property, plant and equipment(3)	324	168	—	(5)	324	163	27	13	14	3	88	107	129	123	27	18	480	304

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Gross revenues	3,623	2,821	1,272	760	4,895	3,581	988	984	1,972	1,698	6,600	4,105	9,560	6,787	(1,074)	(930)	13,381	9,438
Royalties	(266)	(200)	—	—	(266)	(200)	—	—	—	—	—	—	—	—	—	—	(266)	(200)
Marketing and other	—	—	31	(79)	31	(79)	—	—	—	—	—	—	—	—	—	—	31	(79)
Revenues, net of royalties	3,357	2,621	1,303	681	4,660	3,302	988	984	1,972	1,698	6,600	4,105	9,560	6,787	(1,074)	(930)	13,146	9,159
Expenses
Purchases of crude oil and products	1	32	1,198	671	1,199	703	679	584	1,572	1,295	5,743	3,571	7,994	5,450	(1,074)	(930)	8,119	5,223
Production, operating and transportation expenses	1,260	1,322	6	17	1,266	1,339	148	119	190	175	412	391	750	685	—	—	2,016	2,024
Selling, general and administrative expenses	181	151	3	3	184	154	6	2	34	20	11	9	51	31	183	184	418	369
Depletion, depreciation, amortization and impairment	1,766	1,578	2	13	1,768	1,591	69	82	83	75	264	246	416	403	51	63	2,235	2,057
Exploration and evaluation expenses	108	110	—	—	108	110	—	—	—	—	—	—	—	—	—	—	108	110
Loss (gain) on sale of assets	(29)	(137)	1	(1,442)	(28)	(1,579)	—	—	(5)	(3)	—	—	(5)	(3)	—	—	(33)	(1,582)
Other – net	(31)	24	(2)	(7)	(33)	17	—	(1)	—	(9)	(7)	(175)	(7)	(185)	9	114	(31)	(54)
	3,256	3,080	1,208	(745)	4,464	2,335	902	786	1,874	1,553	6,423	4,042	9,199	6,381	(831)	(569)	12,832	8,147
Earnings (loss) from operating activities	101	(459)	95	1,426	196	967	86	198	98	145	177	63	361	406	(243)	(361)	314	1,012
Share of equity investment gain (loss)	(1)	(3)	61	(20)	60	(23)	—	—	—	—	—	—	—	—	—	—	60	(23)
Financial items
Net foreign exchange gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11)	5	(11)	5
Finance income	4	3	—	—	4	3	—	—	—	—	—	—	—	—	22	7	26	10
Finance expenses	(98)	(111)	—	—	(98)	(111)	(1)	(1)	(9)	(5)	(10)	(2)	(20)	(8)	(175)	(182)	(293)	(301)
	(94)	(108)	—	—	(94)	(108)	(1)	(1)	(9)	(5)	(10)	(2)	(20)	(8)	(164)	(170)	(278)	(286)
Earnings (loss) before income taxes	6	(570)	156	1,406	162	836	85	197	89	140	167	61	341	398	(407)	(531)	96	703
Provisions for (recovery of) income taxes
Current	(26)	(112)	—	—	(26)	(112)	39	—	27	—	6	—	72	—	(65)	95	(19)	(17)
Deferred	28	(43)	43	116	71	73	(16)	54	(3)	38	56	23	37	115	(107)	(204)	1	(16)
	2	(155)	43	116	45	(39)	23	54	24	38	62	23	109	115	(172)	(109)	(18)	(33)
Net earnings (loss)	4	(415)	113	1,290	117	875	62	143	65	102	105	38	232	283	(235)	(422)	114	736
Intersegment revenues	864	698	—	—	864	698	133	116	77	116	—	—	210	232	—	—	1,074	930
Expenditures on exploration and evaluation assets(3)	187	32	—	—	187	32	—	—	—	—	—	—	—	—	—	—	187	32
Expenditures on property, plant and equipment(3)	764	566	—	51	764	617	216	32	62	40	191	556	469	628	55	37	1,288	1,282
As at September 30, 2017 and December 31, 2016
Total exploration and evaluation assets, property, plant and equipment, net	16,603	17,872	39	41	16,642	17,913	1,151	1,004	1,217	1,156	4,991	5,341	7,359	7,501	247	245	24,248	25,659
Total assets held for sale	245	—	—	—	245	—	—	—	—	—	—	—	—	—	—	—	245	—
Total assets	18,021	19,098	1,447	1,582	19,468	20,680	1,261	1,076	1,533	1,410	6,676	7,017	9,470	9,503	3,219	2,077	32,157	32,260

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2016 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2016, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on October 25, 2017.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which replaces the current IFRS guidance on leases. Under the current guidance, lessees are required to determine if the lease is a finance or operating lease, based on specified criteria. Finance leases are recognized on the balance sheet, while operating leases are recognized in the Consolidated Statements of Income (Loss) when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for virtually all lease contracts. The recognition of the present value of minimum lease payments for certain contracts currently classified as operating leases will result in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and a decrease to production, operating and transportation expense upon implementation. An optional exemption to not recognize certain short-term leases and leases of low value can be applied by lessees. For lessors, the accounting remains essentially unchanged. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16.
The implementation of IFRS 16 consists of four phases:

•
Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 16 to stakeholders, and creating a project steering committee.

•
Scoping - This phase focuses on identifying and categorizing the Company’s contracts, performing a high-level impact assessment and determining the adoption approach and which optional recognition exemptions will be applied by the Company. This phase also includes identifying the systems impacted by the new accounting standard and evaluating potential system solutions.

•
Detailed analysis and solution development - This phase includes assessing which agreements contain leases and determining the expected conversion differences for leases currently accounted for as operating leases under the existing standard. This phase also includes selection of the system solution.

•
Implementation - This phase includes implementing the changes required for compliance with IFRS 16. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 16.

The Company is currently in the scoping phase of implementing IFRS 16. The impact on the Company’s consolidated financial statements upon adoption of IFRS 16 is currently being assessed.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Revenue from Contracts with Customers
In September 2015, the IASB published an amendment to IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018. IFRS 15 replaces existing revenue recognition guidance with a single comprehensive accounting model. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Early adoption is permitted.
The implementation of IFRS 15 consists of four phases:

•
Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 15 to stakeholders.

•
Scoping - This phase focuses on identifying the Company’s major revenue streams, determining how and when revenue is currently recognized and determination of whether any changes are expected upon adoption.

•
Detailed analysis and solution development - Steps in this phase include addressing any potential differences in revenue recognition identified in the scoping phase, according to the priority assigned. This involves detailed analysis of the IFRS 15 revenue recognition criteria, review of contracts with customers to ensure revenue recognition practices are in accordance with IFRS 15 and evaluating potential changes to revenue processes and systems.

•
Implementation - This phase includes implementing the changes required for compliance with IFRS 15. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the execution of customized training programs and preparation of disclosures under IFRS 15.

The Company is currently in the detailed analysis and solution development phase of implementing IFRS 15. The adoption of IFRS 15 is not expected to have a material impact on the Company's consolidated financial statements.
Financial Instruments
In July 2014, the IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, which provides a single model for classification and measurement based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. IFRS 9 includes a new, forward-looking ‘expected loss’ impairment model that will result in more timely recognition of expected credit losses. In addition, IFRS 9 provides a substantially-reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with required retrospective application and early adoption permitted.
The implementation of IFRS 9 consists of four phases:

•
Project awareness and engagement - This phase includes identifying and engaging the appropriate members of the finance and operations teams, as well as communicating the key requirements of IFRS 9 to stakeholders.

•
Scoping - This phase focuses on identifying the Company’s financial instruments, determining accounting treatment for in-scope financial instruments under IFRS 9, and determination of whether any changes are expected upon adoption.

•
Detailed analysis and solution development - This phase includes addressing differences in accounting for financial instruments. Steps in this phase involve detailed analysis of the IFRS 9 recognition impacts, measurement and disclosure requirements, and evaluating potential changes to accounting processes.

•
Implementation - This phase includes implementing the changes required for compliance with IFRS 9. The focus of this phase is the approval and implementation of any new accounting and tax policies, processes, systems and controls, as required, as well as the preparation of disclosures under IFRS 9.

The Company is currently in the implementation phase of implementing IFRS 9. The Company intends to retrospectively adopt the standard on January 1, 2018. The adoption of IFRS 9 is not expected to have a material impact on the Company's consolidated financial statements.
Changes in Accounting Policy
Effective January 1, 2017, the Company adopted the following new accounting standards issued by the IASB:
Amendments to IAS 7 Statements of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The adoption of the IAS 7 amendments will require additional disclosure in the Company’s 2017 annual consolidated financial statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Adjustments to the Company's Condensed Interim Consolidated Statements of Income (Loss)
During the third quarter of 2017, the Company corrected the treatment of certain intrasegment sales eliminations. Gross revenues and purchases in the U.S. Refining and Marketing segment have been recast for the first two interim periods of 2017. The recasting reduced each of gross revenues and purchases of U.S. Refining and Marketing by $532 million for the six months ended June 30, 2017 and did not impact net earnings.
The following table reconciles the amounts previously reported in the applicable financial statements to the corresponding revised amounts:

($ millions)	U.S. Refining and Marketing
Three months ended March 31, 2017	As Previously Reported	Revision Adjustment	As Revised
Gross revenues	2,440	(267)	2,173
Purchases of crude oil and products	2,240	(267)	1,973
Gross Margin	200	—	200

($ millions)	U.S. Refining and Marketing
Three months ended June 30, 2017	As Previously Reported	Revision Adjustment	As Revised
Gross revenues	2,400	(265)	2,135
Purchases of crude oil and products	2,159	(265)	1,894
Gross Margin	241	—	241

($ millions)	U.S. Refining and Marketing
Six months ended June 30, 2017	As Previously Reported	Revision Adjustment	As Revised
Gross revenues	4,840	(532)	4,308
Purchases of crude oil and products	4,399	(532)	3,867
Gross Margin	441	—	441

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at September 30, 2017, the Company had deposited funds of $182 million (December 31, 2016 – $156 million) into the restricted cash account, of which $92 million (December 31, 2016 – $84 million) relates to the Wenchang field and has been classified as current. The remaining balance of $90 million (December 31, 2016 – $72 million) has been classified as non-current.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2016	1,066
Additions	191
Transfers to oil and gas properties (note 6)	(12)
Expensed exploration expenditures previously capitalized	(6)
Exchange adjustments	(22)
September 30, 2017	1,217

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 6    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2016	44,801	137	2,367	8,645	2,755	58,705
Additions(1)	785	11	216	434	69	1,515
Acquisitions	16	—	—	—	—	16
Transfers from exploration and evaluation (note 5)	12	—	—	—	—	12
Intersegment transfers	48	(61)	—	—	13	—
Changes in asset retirement obligations	28	—	—	—	—	28
Disposals and derecognition	(693)	—	—	(38)	—	(731)
Transfers to assets held for sale	(3,008)	—	—	—	—	(3,008)
Exchange adjustments	(286)	(1)	—	(557)	(1)	(845)
September 30, 2017	41,703	86	2,583	8,484	2,836	55,692
Accumulated depletion, depreciation, amortization and impairment
December 31, 2016	(27,986)	(96)	(1,363)	(2,975)	(1,692)	(34,112)
Depletion, depreciation, amortization and impairment	(1,765)	(2)	(69)	(303)	(96)	(2,235)
Intersegment transfers	(37)	50	—	—	(13)	—
Disposals and derecognition	597	—	—	15	—	612
Transfers to assets held for sale	2,763	—	—	—	—	2,763
Exchange adjustments	121	1	—	189	—	311
September 30, 2017	(26,307)	(47)	(1,432)	(3,074)	(1,801)	(32,661)
Net book value
December 31, 2016	16,815	41	1,004	5,670	1,063	24,593
September 30, 2017	15,396	39	1,151	5,410	1,035	23,031
(1)    Additions include assets under finance lease.
Included in depletion, depreciation, amortization and impairment expense for the nine months ended September 30, 2017 is a pre-tax impairment expense of $168 million, which was recognized in the three and six months ended June 30, 2017, related to crude oil and natural gas assets located in Western Canada in the Upstream Exploration and Production segment (three and nine months ended September 30, 2016 - nil and $17 million, respectively).
Asset Acquisitions
During the third quarter of 2017, the Company entered into a purchase and sale agreement to acquire the Superior Refinery, a 50,000 barrel per day permitted capacity facility located in Superior, Wisconsin, U.S., from Calumet Specialty Products Partners, L.P. for approximately $544 million (US$435 million) in cash. The transaction is subject to regulatory approval and closing adjustments and is expected to close in the fourth quarter of 2017.
Assets Held for Sale
During the third quarter of 2017, the Company signed a purchase and sale agreement with third parties to sell select assets in the Ram River and Foothills areas for gross proceeds of $65 million. The transaction is effective July 1, 2017 and is expected to close in the fourth quarter of 2017. As at September 30, 2017, the assets and related liabilities have been classified as assets held for sale and recorded at the lesser of fair value less costs to sell and their carrying amount, and depletion ceased. The assets and related liabilities are recorded in the Upstream Exploration and Production segment.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 7    Joint Ventures
Husky-CNOOC Madura Ltd.
During the third quarter of 2017, commissioning was successfully completed on the leased floating production, storage and offloading vessel (“FPSO”), and the finance lease term commenced. As a result, non-current assets and non-current liabilities increased by $266 million to reflect the fair value of the Company's share of equity investment in the FPSO. The Company’s share of net assets remains unchanged.
Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	September 30, 2017	December 31, 2016
Commercial paper (1)	200	200

(1)
The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2017, was 1.29 percent per annum (December 31, 2016 – 0.93 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Long-term debt
6.15% notes(1)	2019	375	403	300	300
7.25% notes(1)	2019	938	1,007	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	626	671	500	500
4.00% notes(1)	2024	938	1,007	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	—	—	—
6.80% notes(1)	2037	484	519	387	387
Debt issue costs(2)		(26)	(23)	—	—
Unwound interest rate swaps		1	2	—	—
Long-term debt		5,236	4,736	2,687	2,687
Long-term debt due within one year
6.20% notes(1)	2017	—	403	—	300
Long-term debt due within one year		—	403	—	300

(1)
All of the Company’s U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 15 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at September 30, 2017, the covenant under the Company's syndicated credit facilities was a debt to capital covenant, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders' equity and certain adjusting items specified in the agreement. This covenant is used to assess the Company's financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at September 30, 2017, and assessed the risk of non-compliance to be low. As at September 30, 2017, the Company had no direct borrowings under its $2.0 billion facility expiring March 9, 2020, and no direct borrowings under its $2.0 billion facility expiring June 19, 2018 (December 31, 2016 – nil).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Notes
On March 10, 2017, the Company issued $750 million of 3.60 percent notes due March 10, 2027. This was completed by way of a prospectus supplement dated March 7, 2017, to the Company's universal short form base shelf prospectus dated February 23, 2015 (the "2015 Canadian Shelf Prospectus"). The notes are redeemable at the option of the Company at any time, subject to a make whole premium unless the notes are redeemed in the three month period prior to maturity. Interest is payable semi-annually on March 10 and September 10 of each year, beginning September 10, 2017. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the "2017 Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019. The 2017 Canadian Shelf Prospectus replaces the 2015 Canadian Shelf Prospectus, which expired on March 23, 2017.
On September 15, 2017, the Company repaid the maturing 6.20 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to note holders was $365 million, including $11 million of interest.
At September 30, 2017, the Company had unused capacity of $3.0 billion under the 2017 Canadian Shelf Prospectus and US$3.0 billion under the universal short form base shelf prospectus dated December 22, 2015, and related U.S. registration statement.
The Company's notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2017, is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2016	2,791
Additions	28
Liabilities settled	(91)
Liabilities disposed	(86)
Transfers to liabilities directly associated with assets held for sale	(209)
Exchange adjustment	14
Accretion (note 13)	84
September 30, 2017	2,531
Expected to be incurred within one year	238
Expected to be incurred beyond one year	2,293
The Company has deposited $182 million (December 31, 2016 – $156 million) of cash into restricted accounts for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
Asset retirement obligations of $209 million are directly associated with the legacy Western Canada asset dispositions classified as assets held for sale at September 30, 2017.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	September 30, 2017	December 31, 2016
Employee future benefits	223	208
Finance lease obligations	503	288
Stock-based compensation	19	14
Deferred revenue	289	321
Leasehold incentives	101	104
Other	66	85
End of period	1,201	1,020
Finance lease obligations increased due to a new lease for a supply vessel to support the West White Rose Project and other Atlantic operations. In addition, the Company entered into refining feedstock transportation and supply agreements containing finance leases.
Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2016	1,005,451,854	7,296
Share cancellation	(331,842)	(3)
September 30, 2017	1,005,120,012	7,293
The common share dividend was suspended by the Board of Directors in the fourth quarter of 2015. There were no common share dividends declared in the nine months ended September 30, 2017 (nine months ended September 30, 2016 – nil).
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2016	36,000,000	874
September 30, 2017	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2017		2016		2017		2016
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	1	—	2	2	5	5	7	7
Series 2 Preferred Shares(1)	—	—	—	—	—	1	—	—
Series 3 Preferred Shares	3	—	2	2	8	8	8	8
Series 5 Preferred Shares	3	—	2	2	7	7	7	7
Series 7 Preferred Shares	2	—	2	2	6	5	5	5
	9	—	8	8	26	26	27	27

(1)
Series 2 Preferred Share dividends declared and paid in the three and nine months ended September 30, 2017 was less than $1 million and $1 million (three and nine months ended September 30, 2016 - less than $1 million).

As at September 30, 2017, there were $9 million of Preferred Share dividends payable (September 30, 2016 - $nil).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and nine months ended September 30, 2017 and 2016:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Stock option plan	3	—	4	5
PSUs	8	5	16	25
Stock-based compensation	11	5	20	30
Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net earnings	136	1,390	114	736
Effect of dividends declared on preferred shares in the period	(9)	(8)	(26)	(27)
Net earnings - basic	127	1,382	88	709
Dilutive effect of accounting for stock options as equity-settled(1)	1	(2)	(3)	(3)
Net earnings - diluted	128	1,380	85	706

(millions)
Weighted average common shares outstanding - basic and diluted	1,005.2	1,005.5	1,005.4	1,004.7

Earnings (loss) per share – basic ($/share)	0.13	1.37	0.09	0.71
Earnings (loss) per share – diluted ($/share)	0.13	1.37	0.08	0.70

(1)
Stock-based compensation expense was $3 million and $4 million based on cash-settlement for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – expense of less than $1 million and $5 million). Stock-based compensation expense would have been $2 million and $7 million based on equity-settlement for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – expense of $2 million and $8 million). For the three months ended September 30, 2017, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity settlement. For the nine months ended September 30, 2017, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash settlement.

For the three and nine months ended September 30, 2017, 23 million tandem options (three and nine months ended September 30, 2016 – 26 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

Note 12    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for three and nine months ended September 30, 2017 and 2016:

Production, Operating and Transportation Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2017	2016	2017	2016
Services and support costs	248	242	709	753
Salaries and benefits	151	150	481	465
Materials, equipment rentals and leases	61	69	188	200
Energy and utility	103	101	351	292
Licensing fees	50	48	158	176
Transportation	7	7	20	24
Other	37	46	109	114
Total production, operating and transportation expenses	657	663	2,016	2,024
The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for three and nine months ended September 30, 2017 and 2016:

Selling, General and Administrative Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2017	2016	2017	2016
Employee costs(1)	83	70	245	206
Stock-based compensation expense(2)	11	5	20	30
Contract services	25	15	69	61
Equipment rentals and leases	10	8	28	26
Maintenance and other	13	8	56	46
Total selling, general and administrative expenses	142	106	418	369

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18

Note 13    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Foreign exchange
Non-cash working capital (loss)	(8)	—	(13)	(20)
Other foreign exchange gain	10	1	2	25
Net foreign exchange gain (loss)	2	1	(11)	5
Finance income	11	5	26	10
Finance expenses
Long-term debt	(85)	(82)	(256)	(249)
Contribution payable	—	(1)	(2)	(5)
Other	(1)	(2)	(2)	(14)
	(86)	(85)	(260)	(268)
Interest capitalized(1)	16	16	51	63
	(70)	(69)	(209)	(205)
Accretion of asset retirement obligations (note 9)	(27)	(29)	(84)	(96)
Finance expenses	(97)	(98)	(293)	(301)
Total Financial Items	(84)	(92)	(278)	(286)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2016 – 5 percent).
Note 14    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Decrease (increase) in non-cash working capital
Accounts receivable	(146)	154	(124)	(52)
Inventories	(144)	(29)	(20)	(307)
Prepaid expenses	(71)	18	(11)	71
Accounts payable and accrued liabilities	439	(106)	270	(255)
Change in non-cash working capital	78	37	115	(543)
Relating to:
Operating activities	3	124	61	(209)
Financing activities	(11)	3	(29)	(48)
Investing activities	86	(90)	83	(286)

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19

Note 15    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, restricted cash, income tax receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable due within one year, derivatives, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2017	As at December 31, 2016
Commodity contracts – fair value through profit or (loss) (“FVTPL”)
Natural gas(1)	13	5
Crude oil(2)	(37)	(30)
Foreign currency contracts – FVTPL
Foreign currency forwards	(2)	—
Other assets – FVTPL	1	1
Hedge of net investment(3)(4)	(582)	(827)
	(607)	(851)

(1)
Natural gas contracts includes a $5 million decrease as at September 30, 2017 (December 31, 2016 – $11 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $10 million at September 30, 2017 (December 31, 2016 – $45 million).

(2)
Crude oil contracts includes a $2 million increase at September 30, 2017 (December 31, 2016 – $17 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $252 million at September 30, 2017 (December 31, 2016 – $354 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.

The Company's other financial instruments that are not related to derivatives or hedging activities are included in cash and cash equivalents, accounts receivable, restricted cash, income tax receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable due within one year, and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at September 30, 2017, the carrying value of the Company's long-term debt was $5.2 billion and the estimated fair value was $5.6 billion (December 31, 2016 carrying value of $5.1 billion, estimated fair value – $5.5 billion).
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. It is also exposed to financial risks related to liquidity and credit and contract risks. In certain instances, the Company uses derivative instruments to manage the Company's exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies designed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 20

Responsibility for risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.
Earnings Impact of Market Risk Management Contracts
The realized and unrealized gains (losses) recognized on market risk management contract positions for the three and nine months ended September 30, 2017 are set out below:

	Three months ended September 30, 2017
Earnings Impact ($ millions)	Marketing and Other	Net Foreign Exchange Gain (Loss)
Commodity price
Natural gas	6	—
Crude oil	(37)	—
	(31)	—
Foreign currency
Foreign currency forwards	—	(17)
	(31)	(17)

	Nine months ended September 30, 2017
Earnings Impact ($ millions)	Marketing and Other	Net Foreign Exchange Gain (Loss)
Commodity price
Natural gas	8	—
Crude oil	(7)	—
	1	—
Foreign currency
Foreign currency forwards	—	(24)
	1	(24)
Foreign Currency Risk Management
At September 30, 2017, the Company had designated US$2.7 billion denominated debt as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency (December 31, 2016 – US$3 billion). For the three and nine months ended September 30, 2017, the Company incurred an unrealized gain of $130 million and $245 million (three and nine months ended September 30, 2016 – unrealized loss of $29 million and unrealized gain of $199 million), arising from the translation of the debt, net of tax of $21 million and $39 million (three and nine months ended September 30, 2016 – net of tax of $5 million and $31 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
At September 30, 2017, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was less than $1 million (December 31, 2016 – $2 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $1 million for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – $1 million and $2 million).
At September 30, 2017, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $16 million (December 31, 2016 – $18 million), net of tax of $6 million (December 31, 2016 – net of tax of $6 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of nil and $2 million for the three and nine months ended September 30, 2017 (three and nine months ended September 30, 2016 – $1 million and $2 million).

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 21

Note 16    Pensions and Other Post-employment Benefits
On July 27, 2017, the Company completed a series of transactions related to the Canadian defined benefit pension plan (the “DB Pension Plan”), which is closed to new entrants. The most recent actuarial valuation was at December 31, 2015. Defined benefit assets and accrued obligations were remeasured immediately prior to the transactions.
DB Pension Plan assets of $148 million, including a one-time cash contribution by the Company of $5 million, were used to settle $140 million of the defined benefit obligation related to the inactive plan members. This resulted in the Company recognizing a $8 million loss on settlement in Other – net expense.
As part of a risk management strategy the Company also purchased a $48 million annuity to offset the related $42 million defined benefit obligation for the active plan members. This resulted in a $3 million actuarial loss (net of tax of $1 million) on plan assets recorded in other comprehensive income. The Company will continue to accrue service costs for the active plan members and the contribution to the plan for the next annual reporting period the cost is expected to be approximately $2 million.
Note 17    Commitments and Contingencies
During the three months ended September 30, 2017, Husky-CNOOC Madura Limited, of which the Company is a joint venturer, entered into an arrangement to lease a floating production unit for the purposes of producing the MDA-MBH field gas reserves. The Company’s 40 percent proportionate share of the additional obligations to fund the equity investee is $193 million for a term of 10 years subsequent to the date of commencement.
During the three months ended September 30, 2017, the Company entered into new agreements totaling an incremental $230 million for a term of 15 years to purchase refined products for the expanded Canadian truck transportation network.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 22